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                         December 9, 2020

       Randy Maslow
       Interim Chief Executive Officer
       iAnthus Capital Holdings, Inc.
       420 Lexington Avenue, Suite 414
       New York, New York 10170

                                                        Re: iAnthus Capital
Holdings, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed December 8,
2020
                                                            File No. 000-56228

       Dear Mr. Maslow:

              Our initial review of your registration statement indicates that it materially fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement does not contain required financial statements for the quarterly period ended September 30, 2020.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Richard Friedman